RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

28 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the First Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the first quarter ended 31 March 2008 together with the Press Release in connection therewith for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dw 6/17

BURSA MALAYSIA

Financial Results

SEC Mail Processing Section

JUN - 4 2008

Washington, DC
110

Initiated by RESORTS WORLD - COMMON2 on 28/05/2008 04:54:33 PM
Ownership transfer to RESORTS WORLD on 28/05/2008 04:54:53 PM
Submitted by RESORTS WORLD on 28/05/2008 06:20:48 PM
Reference No RW-080528-0F08B
Form Version V3.0

Submitted

Company Information	
Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336121
E-mail address	elaine.loh@genting.com

Part A1 : Quarterly Report	
*** Financial Year End**	**31/12/2008**
*** Quarter**	**1 Qtr**
*** Quarterly report for the financial period ended**	31/03/2008
*** The figures**	**have not been audited**

Please attach the full Quarterly Report here

RWG-ANN1Q08 (FINAL).pdf

Remarks

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2008**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2008	31/03/2007	31/03/2008	31/03/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Revenue	1,091,923	1,063,854	1,091,923	1,063,854
2. Profit/(loss) before tax	395,393	335,416	395,393	335,416
3. Profit/(loss) for the period	297,263	237,548	297,263	237,548
4. Profit/(loss) attributable to ordinary equity holders of the parent	297,361	237,647	297,361	237,647
5. Basic earnings/(loss) per share (sen)	5.09	4.27	5.09	4.27
6. Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

	AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7. Net assets per share attributable to ordinary equity holders of the parent (RM)	1.3700	1.4300

Remarks :

The computation of basic earning per share is based on the weighted average number of ordinary shares of RM0.10 each in issue during the three months ended 31 March 2008 excluding the weighted average treasury shares held by the Company.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2008	31/03/2007	31/03/2008	31/03/2007
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1. Gross interest income	23,580	15,583	23,580	15,583
2. Gross interest expense	0	1,480	0	1,480

Remarks :

Note: The above information is for the Exchange internal use only.

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the three months ended 31 March 2008. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE THREE MONTHS ENDED 31 MARCH 2008

	UNAUDITED INDIVIDUAL QUARTER First quarter ended 31 March		UNAUDITED CUMULATIVE PERIOD Three months ended 31 March	
	2008	2007	2008	2007
	RM'000	RM'000	RM'000	RM'000
Revenue	**1,091,923**	1,063,854	**1,091,923**	1,063,854
Cost of sales	**(663,949)**	(659,094)	**(663,949)**	(659,094)
Gross profit	**427,974**	404,760	**427,974**	404,760
Other income	**27,722**	22,687	**27,722**	22,687
Other expenses	**(58,815)**	(57,695)	**(58,815)**	(57,695)
Profit from operations	**396,881**	369,752	**396,881**	369,752
Finance cost	**(1,643)**	(3,480)	**(1,643)**	(3,480)
Share of results in jointly controlled entity and associate	**155**	(94,066)	**155**	(94,066)
Gain on dilution of equity investment in associate	**-**	63,210	**-**	63,210
Profit before taxation	**395,393**	335,416	**395,393**	335,416

RESORTS WORLD BHD
CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE MONTHS ENDED 31 MARCH 2008

	UNAUDITED INDIVIDUAL QUARTER First quarter ended 31 March		UNAUDITED CUMULATIVE PERIOD Three months ended 31 March	
	2008 RM'000	2007 RM'000	2008 RM'000	2007 RM'000
Taxation	**(98,130)**	(97,868)	**(98,130)**	(97,868)
Profit for the financial period	**297,263**	237,548	**297,263**	237,548
Attributable to:				
Equity holders of the Company	**297,361**	237,647	**297,361**	237,647
Minority interest	**(98)**	(99)	**(98)**	(99)
	297,263	237,548	**297,263**	237,548
Earnings per share attributable to equity holders of the Company:				
Basic earnings per share (sen)	**5.09**	4.27	**5.09**	4.27
Diluted earnings per share (sen)	**5.02**	4.01	**5.02**	4.01

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2007.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 31 MARCH 2008

	Unaudited As at 31.3.2008 RM'000	Audited As at 31.12.2007 RM'000
ASSETS		
Non-current assets		
Property, plant and equipment	3,657,013	3,663,449
Land held for property development	186,117	186,117
Investment properties	16,940	17,910
Leasehold land use rights	95,187	95,471
Jointly controlled entity	1,350	1,194
Available-for-sale financial asset	898,949	1,505,362
Other long term investments	508,349	535,502
Long term receivables	9,667	9,241
	5,373,572	6,014,246
Current assets		
Inventories	62,559	59,099
Trade and other receivables	181,717	188,346
Amount due from other related companies	19,227	28,074
Short term investments	1,109,541	794,880
Bank balances and deposits	2,129,044	2,256,871
	3,502,088	3,327,270
TOTAL ASSETS	8,875,660	9,341,516
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the Company		
Share capital	587,238	583,012
Reserves	7,802,353	8,083,134
Treasury shares	(505,681)	(477,185)
	7,883,910	8,188,961
Minority interests	7,643	7,741
TOTAL EQUITY	7,891,553	8,196,702
Non-current liabilities		
Other long term liabilities	92,328	95,226
Deferred taxation	207,447	202,984
	299,775	298,210
Current liabilities		
Trade and other payables	405,258	492,177
Amount due to holding company	12,656	13,187
Amount due to other related companies	44,040	46,384
Amount due to jointly controlled entity	177	176
Short term borrowings	76,350	175,058
Taxation	145,851	119,622
	684,332	846,604
TOTAL LIABILITIES	984,107	1,144,814
TOTAL EQUITY AND LIABILITIES	8,875,660	9,341,516
NET ASSETS PER SHARE (RM)	1.37	1.43

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2007.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 31 MARCH 2008

	Unaudited three months ended 31 March	
	2008	2007
	RM'000	RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	395,393	335,416
Adjustments for:		
Depreciation of property, plant and equipment	65,671	58,360
Finance costs	1,643	3,480
Interest income	(23,580)	(15,583)
Share of results in jointly controlled entity and associate	(155)	94,066
Unrealised exchange loss/(gain)	1,271	(3,237)
Gain on dilution of equity investment in associate	-	(63,210)
Other non-cash items and adjustments	(128)	858
	44,722	74,734
Operating profit before working capital changes	440,115	410,150
Net change in current assets	1,835	1,239
Net change in current liabilities	(97,539)	31,948
	(95,704)	33,187
Cash generated from operations	344,411	443,337
Net tax paid	(67,382)	(52,293)
Retirement gratuities paid	(4,209)	(637)
Other net operating receipts/(payments)	283	(182)
	(71,308)	(53,112)
Net Cash Flow From Operating Activities	273,103	390,225
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(89,224)	(88,253)
Other investments	26,497	15,714
Net Cash Flow From Investing Activities	(62,727)	(72,539)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	5,877	12,352
Buy-back of shares	(28,496)	-
Interest paid	-	(842)
Other financing expenses	(1)	(20)
Net Cash Flow From Financing Activities	(22,620)	11,490
NET INCREASE IN CASH AND CASH EQUIVALENTS	187,756	329,176
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	3,051,751	1,980,677
EFFECT OF CURRENCY TRANSLATION	(922)	(413)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	3,238,585	2,309,440
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	2,129,044	1,225,660
Money market instruments (included in short term investments)	1,109,541	1,083,780
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	3,238,585	2,309,440

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2007.)

RESORTS WORLD BHD
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED 31 MARCH 2008

	Attributable to equity holders of the Company								
	Share Capital RM'000	Share Premium RM'000	Fair Value Reserve RM'000	Other Reserves RM'000	Treasury Shares RM'000	Retained Earnings RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
At 1 January 2008	583,012	927,674	349,504	(224,028)	(477,185)	7,029,984	8,188,961	7,741	8,196,702
Foreign exchange differences recognised directly in equity	-	-	-	(132,705)	-	-	(132,705)	-	(132,705)
Available-For-Sale Financial Asset - Fair value movement	-	-	(547,456)	-	-	-	(547,456)	-	(547,456)
Net income and expenses recognised directly in equity	-	-	(547,456)	(132,705)	-	-	(680,161)	-	(680,161)
Profit for the financial period	-	-	-	-	-	297,361	297,361	(98)	297,263
Total recognised income and expenses for the financial period	-	-	(547,456)	(132,705)	-	297,361	(382,800)	(98)	(382,898)
Share based payments under ESOS	-	-	-	18	-	-	18	-	18
Issue of shares	4,226	102,001	-	-	-	-	106,227	-	106,227
Buy-back of shares	-	-	-	-	(28,496)	-	(28,496)	-	(28,496)
At 31 March 2008	587,238	1,029,675	(197,952)	(356,715)	(505,681)	7,327,345	7,883,910	7,643	7,891,553
At 1 January 2007	547,294	60,086	-	(69,367)	-	5,711,489	6,249,502	8,136	6,257,638
Foreign exchange differences recognised directly in equity	-	-	-	(50,877)	-	-	(50,877)	-	(50,877)
Decrease in equity portion of convertible bonds in associate	-	-	-	(6,057)	-	-	(6,057)	-	(6,057)
Net income and expenses recognised directly in equity	-	-	-	(56,934)	-	-	(56,934)	-	(56,934)
Profit for the financial period	-	-	-	-	-	237,647	237,647	(99)	237,548
Total recognised income and expenses for the financial period	-	-	-	(56,934)	-	237,647	180,713	(99)	180,614
Issue of shares	14,470	351,481	-	-	-	-	365,951	-	365,951
At 31 March 2007	561,764	411,567	-	(126,301)	-	5,949,136	6,796,166	8,037	6,804,203

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2007.)

Part I: Compliance with Financial Reporting Standard ("FRS") 134

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard ("FRS") 134: Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad ("Bursa Securities") Listing Requirements. The financial information for the three months ended 31 March 2008 have been reviewed by the Company's auditors in accordance with the International Standards on Review Engagements ("ISRE") 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2007. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2007.

In the current financial period, the Group adopted the following revised FRSs and IC interpretation which are applicable to financial statements for annual periods beginning on or after 1 January 2008 and are relevant to its operations:-

FRS 107	Cash Flow Statements
FRS 112	Income Taxes
FRS 118	Revenue
FRS 134	Interim Financial Reporting
FRS 137	Provisions, Contingent Liabilities and Contingent Assets

Amendment to FRS 121_{2007} The Effects of Changes in Foreign Exchange Rates – Net Investment in Foreign Operation.

IC Interpretation 8 Scope of FRS 2

The above FRSs and IC interpretation do not have any significant financial impact for the Group for the financial period ended 31 March 2008. In respect of FRS 112, the Group will continue to recognise in the income statement, the tax impact arising from the investment tax allowances as and when it is utilised.

b) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

c) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flows

There were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group for the three months ended 31 March 2008.

d) Material Changes in Estimates

There were no material changes in estimates of amounts reported in prior interim periods of the current financial quarter ended 31 March 2008 or that of prior financial years.

e) Changes in Debt and Equity Securities

i) The Company issued 2,908,000 new ordinary shares of 10 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme for Eligible Executives of Resorts World Bhd during the three months ended 31 March 2008 at the following exercise price:

Exercise price (RM)	No. of options exercised during the three months ended 31 March 2008
1.700	80,000
1.898	587,000
2.134	20,000
2.064	2,221,000
	2,908,000

ii) The Company issued RM1.1 billion nominal value zero coupon convertible notes due in 2008 ("Notes") which are convertible at the option of the holders of the Notes into new ordinary shares of the Company at any time during the period beginning on and including 20 October 2006 and ending on 11 September 2008.

During the three months ended 31 March 2008, RM100.4 million of Notes were converted into 39.4 million new ordinary shares of 10 sen each of the Company. The balance of the Notes that remains outstanding as at 31 March 2008 is RM76.4 million.

iii) At the Annual General Meeting of the Company held on 21 June 2007, the shareholders of the Company approved the renewal of the authority for the Company to purchase its own shares of up to 10% of the issued and paid-up share capital of the Company.

During the three months ended 31 March 2008, the Company had repurchased a total of 7,940,900 ordinary shares of 10 sen each of its issued share capital from the open market for a total consideration of RM28.5 million. The repurchased transactions were financed by internally generated funds. The repurchased shares are held as treasury shares in accordance with the requirements of Section 67A (as amended) of the Companies Act, 1965.

f) Dividends Paid

No dividend has been paid for the three months ended 31 March 2008.

g) Segment Information

Segment analysis for the three months ended 31 March 2008 is set out below:

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Revenue					
External	1,085,769	2,478	3,676	-	1,091,923
Inter segment	332	1,388	14,623	(16,343)	-
	1,086,101	3,866	18,299	(16,343)	1,091,923

g) Segment Information (Continued)

	Leisure & Hospitality RM'000	Property RM'000	Others RM'000	Eliminations RM'000	Total RM'000
Results					
Segment profit	371,266	918	1,117	-	373,301
Interest income					23,580
Finance cost					(1,643)
Share of results in jointly controlled entity					155
Profit before taxation					395,393
Taxation					(98,130)
Profit for the financial period					297,263

h) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2007.

i) Material Events Subsequent to the end of Financial Period

The non-renounceable offer for sale ("OFS") by Resorts World Limited (an indirect wholly-owned subsidiary of the Company) of its entire equity interest of 593,719,711 ordinary shares of USD0.10 each in Genting International Public Limited Company ("Offer Shares") to the shareholders of the Company on a pro-rata basis of 1 Offer Share for every 10 existing ordinary shares of RM0.10 each in the Company held by the shareholders of the Company, at the offer price of RM0.88 per Offer Share was completed on 30 April 2008. Total gross proceeds from the OFS were RM522.5 million generating a gain on disposal of RM19.0 million arising from foreign exchange translation.

Other than the above, there were no material events subsequent to the end of current financial period ended 31 March 2008 that have not been reflected in this interim financial report.

j) Changes in the Composition of the Group

There have been no material changes in the composition of the Group for the three months ended 31 March 2008.

k) Changes in Contingent Liabilities or Contingent Assets

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2007.

l) Capital Commitments

Capital commitments not provided for in the financial statements as at 31 March 2008 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements:	
- Contracted	208,465
- Not contracted	448,502
	656,967

Part II : Compliance with Appendix 9B of Bursa Securities Listing Requirements

1) Review of Performance

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER	
	1Q2008 RM'Mil	1Q2007 RM'Mil	Var %	4Q2007 RM'Mil	Var %
Revenue					
Leisure & Hospitality	1,085.7	1,052.5	3%	1,132.2	-4%
Property	2.5	1.4	79%	5.9	-58%
Others	3.7	9.9	-63%	3.1	19%
	1,091.9	1,063.8	3%	1,141.2	-4%
Profit before tax					
Leisure & Hospitality	371.3	348.4	7%	403.8	-8%
Property	0.9	0.6	50%	2.1	-57%
Others	1.1	5.1	-78%	1.2	-8%
	373.3	354.1	5%	407.1	-8%
Interest income	23.6	15.6	51%	26.7	-12%
Finance cost	(1.6)	(3.5)	54%	(2.0)	20%
Share of results in jointly controlled entity and associate	0.1	(94.0)	+>100%	-	+>100%
Gain on dilution of investment in associate	-	63.2	-100%	-	-100%
	395.4	335.4	18%	431.8	-8%

The Group registered revenue of RM1,091.9 million and profit before tax of RM395.4 million in the first quarter ended 31 March 2008. Revenue increased by 3% and profit before tax increased by 18% compared with the corresponding quarter in 2007.

The increase in revenue in the first quarter ended 31 March 2008 is mainly attributable to better underlying performance in the leisure and hospitality segment arising mainly from higher volume of business.

The higher profit before tax in the first quarter ended 31 March 2008 is mainly attributable to the following:

- higher revenue in the leisure and hospitality business;
- higher interest income; and
- The Group no longer equity account for the results of SCL since 31 July 2007. The share of loss in SCL last year was RM94.0m.

The effect of the above has been reduced by a gain on dilution of investment in SCL of RM63.2 million incurred last year.

2) Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter

The Group registered a profit before tax of RM395.4 million in the first quarter ended 31 March 2008 compared with RM431.8 million in the fourth quarter ended 31 December 2007.

The lower profit before tax is mainly due to lower volume of business as a result of lower visitors arrivals.

3) Prospects

Continuing uncertain conditions may affect consumer sentiment which can have an impact on consumer spending and visitations to Genting Highlands Resort. The Group will continue to focus on yield management and enhancing operational efficiency as well as leveraging on the promotional activities of "Visit Malaysia Year".

Barring unforeseen circumstances, the performance of the Group is expected to be satisfactory for the remaining period of the year.

4) Variance of Actual Profit from Forecast Profit

The Group did not issue any profit forecast or profit guarantee for the year.

5) Taxation

Taxation charges for the three months ended 31 March 2008 are as follows:

	Current quarter ended 31 March 2008
	RM'000
Current taxation charge:	
Malaysian income tax charge	88,014
Deferred tax charge	4,463
	92,477
Prior years' taxation:	
Income tax under provided	5,653
	98,130

The effective tax rate of the Group for the current quarter is lower than statutory income tax rate mainly due to tax incentives claimed for the quarter.

6) Profit on Sale of Unquoted Investments and/or Properties

The results for the three months ended 31 March 2008 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) Quoted Securities other than Securities in Existing Subsidiaries and Associates

(a) There are no dealings in quoted securities for the three months ended 31 March 2008.

(b) The details of the investments in quoted shares excluding subsidiaries as at 31 March 2008 are set out below:

	Long Term Investment	**Available-For-Sale Financial Asset**
	RM'000	**RM'000**
Total investments at cost	505,179	1,195,076
Total investments at book value	505,179	898,949
Total investments at market value	817,331	898,949

8) Status of Corporate Proposals Announced

On 2 May 2008, the Company announced that the present mandate granted by the shareholders on 21 June 2007 to buy back its own shares will expire at the conclusion of the forthcoming Annual General Meeting ("AGM"). In this regard, the Company intends to seek the approval of its shareholders for the proposed renewal of the authority for the Company to purchase and/or hold its own shares (of an aggregate amount of up to ten per centum (10%) of the Company's prevailing issued and paid-up share capital at any time) ("Proposed Share Buy-Back Renewal") at a general meeting to be convened ("General Meeting").

As Genting Berhad ("Genting") holds directly approximately 48.36% of the voting shares in the Company, and together with the persons acting in concert with it ("PACs"), collectively hold approximately 48.45% of the voting shares in the Company as at 28 April 2008, the purchase by the Company of its own shares (pursuant to the Proposed Share Buy-Back Renewal) may trigger an obligation by Genting and the PACs to undertake a mandatory take-over offer on the remaining voting shares in the Company under the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"). In this regard, Genting and the PACs intend to apply to the Securities Commission ("SC") for an exemption under Practice Note 2.9.10 of the Code ("Proposed Exemption"). Pursuant to the Code, the SC may consider granting the Proposed Exemption if the approval of the independent shareholders of the Company is obtained, and accordingly, the Company proposes to table the Proposed Exemption together with the Proposed Share Buy-Back Renewal at the General Meeting. The Proposed Exemption and Proposed Share Buy-Back Renewal are inter-conditional.

Other than the above, there were no other corporate proposals announced but not completed as at 21 May 2008.

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 31 March 2008
		RM'000
Short term borrowings	Unsecured	76,350

As at 21 May 2008, RM972.5 million of the short term borrowings comprising the zero coupon convertible notes has been converted into new ordinary shares of the Company, whilst RM51.1 million of the zero coupon convertible notes was settled in cash.

10) Off Balance Sheet Financial Instruments

There are no off balance sheet financial instruments as at 21 May 2008.

11) Changes in Material Litigation

There are no pending material litigations as at 21 May 2008.

12) Dividend Proposed or Declared

No dividend has been proposed or declared for the current quarter ended 31 March 2008.

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter ended 31 March 2008 are as follows:

	Current quarter ended 31 March 2008 RM'000
Profit for the financial period attributable to equity holders of the Company (used as numerator for the computation of Basic and Diluted EPS)	297,361

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter ended 31 March 2008 are as follow:

	Current quarter ended 31 March 2008 Number of shares
Weighted average number of ordinary shares in issue (*) (used as denominator for the computation of Basic EPS)	5,837,598,389
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	25,480,926
Adjustment for shares issuable arising from the conversion of Convertible Notes	61,232,706
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	5,924,312,021

(*) The weighted average number of ordinary shares of RM0.10 each in issue during the current quarter ended 31 March 2008 excludes the weighted average treasury shares held by the Company.

14) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2007 was not qualified.

TAN SRI LIM KOK THAY
Chairman and Chief Executive
RESORTS WORLD BHD
28 May 2008

BURSA MALAYSIA

General Announcement

Initiated by RESORTS WORLD - COMMON2 on 28/05/2008 06:15:57 PM
Ownership transfer to RESORTS WORLD on 28/05/2008 06:16:09 PM
Submitted by RESORTS WORLD on 28/05/2008 06:41:02 PM
Reference No RW-080528-8648F
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	LOH BEE HONG
*** Designation**	Company Secretary
*** Contact number**	03-23336121
E-mail address	elaine.loh@genting.com

Type * Announcement

Subject *: PRESS RELEASE ENTITLED "RESORTS WORLD REPORTS FIRST QUARTER 2008 RESULTS"

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Attached is a Press Release by the Company in relation to the subject matter.

RESORTS WORLD BHD

LOH BEE HONG
Company Secretary
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
RWB Press release Final.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

RESORTS WORLD BHD

(No.58019-U)

PRESS RELEASE **For Immediate Release**

RESORTS WORLD REPORTS FIRST QUARTER 2008 RESULTS

KUALA LUMPUR, 28 MAY 2008 - Resorts World Bhd ("Resorts World" or the "Group") today announced its net profit for the first quarter of the year ("1Q08") increased by 25% to RM297.3 million from RM237.5 million in the previous corresponding quarter. Revenue for the same period grew from RM1,063.9 million to RM1,091.9 million whilst pre-tax profits improved by 18% to RM395.4 million from RM335.4 million previously. The increase in revenue was mainly attributable to increased volume of business activities from the leisure and hospitality segment.

The Group divested part of its shareholding in Star Cruises Limited ("SCL") last year, following which it no longer accounts its share of SCL's results. The impact of SCL to the Group's results in 1Q07 was a net loss of RM31 million. Basic Earnings per Share for 1Q08 stood at 5.09 sen compared with 4.27 sen a year ago.

Resorts World completed the sale of its entire shareholding in Genting International Public Limited Company ("GIPLC") to its shareholders on 30 April 2008 and raised approximately RM522.5 million. This exercise provided the opportunity for the Group's shareholders to have a direct participation in the prospects and future performance of GIPLC at a discounted market price. Listed on the stock exchange of Singapore, GIPLC is currently developing the integrated resort called Resorts World at Sentosa, in Singapore.

The Group will continue to focus on yield management and enhance operational efficiency as well as leverage on promotional activities of Visit Malaysia Year. However, continued uncertain conditions may affect consumer sentiment and visitations to Genting Highlands Resort. Barring any unforeseen circumstances, the Group expects performance for the rest of 2008 to be satisfactory.

A summary table of the quarterly results is attached in Table 1.

TABLE 1:

RESORTS WORLD BHD SUMMARY OF RESULTS	1Q2008 (RM million)	1Q2007 (RM million)
Revenue (in RM million)		
Leisure & Hospitality	1,085.7	1,052.5
Property	2.5	1.4
Others	3.7	9.9
	1,091.9	1,063.8
Profit before Tax (in RM million)		
Leisure & Hospitality	371.3	348.4
Property	0.9	0.6
Others	1.1	5.1
	373.3	354.1
Interest Income	23.6	15.6
Finance cost	(1.6)	(3.5)
Share of results in jointly controlled entity and associate	0.1	(94.0)
Gain on dilution of investment in associate	-	63.2
	395.4	335.4
Taxation	(98.1)	(97.9)
Profit for the financial period	297.3	237.5
Basic EPS (sen)	5.09	4.27

About Resorts World

Resorts World is one of the leading leisure and hospitality corporations in the world. It owns and operates Genting Highland Resorts ("GHR"), a premier leisure and entertainment resort in Malaysia. GHR with 10,000 hotel rooms spread across 6 hotels, theme parks with over 50 fun rides and entertainment attractions, 170 dining and retail outlets, international shows and business convention facilities, was recently voted World Leading Casino Resorts (2005 and 2007) and Asia's Leading Casino Resorts for three successive years (2005-2007) by World Travel Awards. In addition, Resorts World owns and operates the Awana hotel chain with 3 hotels located in prime holiday locations in Malaysia.

Resorts World is a member company of Genting Group, a leading Malaysian multinational with significant interests in the leisure & hospitality, power, plantation, property and oil & gas industries.

For editorial, please contact:

Mr. James Koh
Vice President, Corporate Affairs
Resorts World Bhd
Tel : 603 2333 3136
Fax : 603 2333 3232
Email : james.koh@genting.com

~ END OF RELEASE ~

RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No. 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21782233, 23332233 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

30 May 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC Mail Processing
Section

JUN - 4 2008

Washington, DC
110

BY FAX/COURIER

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the announcement of the Company pertaining to the Notice of 28th Annual General Meeting for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours sincerely
RESORTS WORLD BHD.

LOH BEE HONG
Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

BURSA MALAYSIA

General Announcement

Initiated by **RESORTS WORLD - COMMON** on **30/05/2008 08:32:06 AM**
Ownership transfer to **RESORTS WORLD** on **30/05/2008 08:32:19 AM**
Submitted by **RESORTS WORLD** on **30/05/2008 08:45:03 AM**
Reference No **RW-080530-2F0A1**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	RESORTS WORLD BHD
*** Stock name**	RESORTS
*** Stock code**	4715
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type * — **Announcement**

Subject *: — NOTICE OF 28TH ANNUAL GENERAL MEETING

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Resorts World Bhd (the "Company") writes to inform that the Twenty-Eighth Annual General Meeting ("AGM") of the Company will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 10.30 a.m. in order to approve the resolutions as set out in the notice of AGM, as attached.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
RWB_Notice of AGM 2007.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Notice of Annual General Meeting



NOTICE IS HEREBY GIVEN THAT the Twenty-Eighth Annual General Meeting of Resorts World Bhd ("the Company") will be held at Nirwana Ballroom, Lower Lobby, Crowne Plaza Mutiara Kuala Lumpur, Jalan Sultan Ismail, 50250 Kuala Lumpur on Monday, 23 June 2008 at 10.30 a.m.

AS ORDINARY BUSINESSES

1. To receive and adopt the Audited Financial Statements for the financial year ended 31 December 2007 and the Directors' and Auditors' Reports thereon. **(Ordinary Resolution 1)**

2. To sanction the declaration of a final dividend of 3.6 sen less 26% tax per ordinary share of 10 sen each for the financial year ended 31 December 2007. **(Ordinary Resolution 2)**

3. To approve the payment of Directors' fees of RM755,900 for the financial year ended 31 December 2007 (2006 : RM661,900). **(Ordinary Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   (i) Tan Sri Lim Kok Thay **(Ordinary Resolution 4)**
   (ii) General (R) Tan Sri Mohd Zahidi bin Hj Zainuddin **(Ordinary Resolution 5)**

5. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   (i) "That Tan Sri Alwi Jantan, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 6)**

   (ii) "That Tan Sri Wan Sidek bin Hj Wan Abdul Rahman, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the conclusion of the next Annual General Meeting." **(Ordinary Resolution 7)**

6. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **(Ordinary Resolution 8)**

AS SPECIAL BUSINESSES

To consider and, if thought fit, pass the following Resolutions:

Special Resolution

7. **Proposed Amendments to the Articles of Association of the Company**

   "That the amendments to the existing Articles of Association of the Company as proposed and set forth under Part C of the Document to Shareholders dated 30 May 2008 be and are approved and adopted by the Company, and that the Directors of the Company be and are authorised to do all acts and things and take all such steps as they may consider necessary and/or desirable to give full effect to these amendments to the Articles of Association of the Company." **(Special Resolution)**

Ordinary Resolutions

8. **Authority to issue and allot shares pursuant to Section 132D of the Companies Act, 1965**

   "That, subject always to the Companies Act, 1965, the Articles of Association of the Company and the approval of any relevant governmental and/or regulatory authorities, where such approval is required, the Directors be and are hereby authorised and empowered pursuant to Section 132D of the Companies Act, 1965 to issue and allot shares in the Company, at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued and paid-up share capital of the Company for the time being, and this authority under this resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company, and that:

   (a) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) in connection therewith; and

   (b) the Directors of the Company be and are also empowered to obtain the approval for the listing of and quotation for the additional shares so issued on Bursa Malaysia Securities Berhad." **(Ordinary Resolution 9)**

9. **Proposed renewal of the authority for the Company to purchase and/or hold its own shares of an aggregate amount of up to 10% of its prevailing issued and paid-up share capital at any time**

   "That, subject to the passing of Ordinary Resolution 11, and subject to compliance with all applicable laws, the Company's Articles of Association, and the regulations and guidelines applied from time to time by Bursa Malaysia Securities Berhad ("Bursa Securities") and/or any other relevant regulatory authority:

   (a) approval and authority be and are given for the Company to utilise up to the aggregate of the total retained earnings and share premium accounts of the Company based on its latest audited financial statements available up to the date of the transaction, to purchase, from time to time during the validity of the approval and authority under this resolution, such number of ordinary shares of 10 sen each in the Company (as may be determined by the Directors of the Company) on Bursa Securities upon such terms and conditions as the Directors may deem fit and expedient in the interests of the Company, provided that the aggregate number of shares to be purchased and/or held by the Company pursuant to this resolution does not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase and provided further that in the event that the Company ceases to hold all or any part of such shares as a result of (among others) cancellations, resales and/or distributions of any of these shares so purchased, the Company shall be entitled to further purchase and/or hold such additional number of shares as shall (in aggregate with the shares then still held by the Company) not exceed 10% of the total issued and paid-up ordinary share capital of the Company at the time of purchase. Based on the audited financial statements of the Company for the financial year ended 31 December 2007, the Company's retained earnings and share premium accounts were approximately RM7,147.7 million and RM927.7 million respectively;

   (b) approval and authority conferred by this resolution shall commence on the passing of this resolution, and shall remain valid and in full force and effect until:

      (i) the conclusion of the next Annual General Meeting of the Company; or
      (ii) the expiry of the period within which the next Annual General Meeting is required by law to be held,

   unless earlier revoked or varied by ordinary resolution of the members of the Company in general meeting, whichever occurs first;



(c) approval and authority be and are given to the Directors of the Company in their absolute discretion, to deal with any shares purchased and any existing treasury shares ("the said Shares") in the following manner:

(i) cancel the said Shares; and/or
(ii) retain the said Shares as treasury shares; and/or
(iii) distribute all or part of the said Shares as dividends to shareholders, and/or resell all or part of the said Shares on Bursa Securities in accordance with the relevant rules of Bursa Securities and/or cancel all or part of the said Shares,

or in any other manner as may be prescribed by all applicable laws and/or regulations and guidelines applied from time to time by Bursa Securities and/or any other relevant authority for the time being in force and that the authority to deal with the said Shares shall continue to be valid until all the said Shares have been dealt with by the Directors of the Company; and

(d) approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority or Bursa Securities and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." **(Ordinary Resolution 10)**

10. **Proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting Berhad and persons acting in concert with it from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them, upon the purchase by the Company of its own shares pursuant to the proposed renewal of share buy-back authority ("Proposed Exemption")**

"That, subject to the passing of Ordinary Resolution 10 and the approval of the Securities Commission ("SC"), approval be and is hereby given for Genting Berhad ("Genting") and the persons acting in concert with Genting ("PAC") to be exempted from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them under Part II of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), which may arise upon the future purchase by the Company of its own shares pursuant to Ordinary Resolution 10, in conjunction with the application submitted by Genting and the PACs to the SC under Practice Note 2.9.10 of the Code, and further that approval and authority be and are given to the Directors of the Company to take all such actions that may be necessary and/or desirable to give effect to this resolution and in connection therewith to enter into and execute on behalf of the Company any instrument, agreement and/or arrangement with any person, and in all cases with full power to assent to any condition, modification, variation and/or amendment (if any) as may be imposed by any relevant regulatory authority and/or to do all such acts and things as the Directors may deem fit and expedient in the best interest of the Company." **(Ordinary Resolution 11)**

11. To transact any other business of which due notice shall have been given.

By Order of the Board

LOH BEE HONG
Secretary

Kuala Lumpur
30 May 2008

NOTES:

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company at 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

EXPLANATORY NOTES ON SPECIAL BUSINESSES

(1) Special Resolution, if passed, will streamline the Company's Articles with Chapter 7 of the Listing Requirements of Bursa Malaysia Securities Berhad as well as to facilitate some administrative issues and to ensure consistency throughout the Articles.

Further information on the Proposed Amendments to the Articles of Association of the Company is set out under Part C of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(2) Ordinary Resolution 9, if passed, will give authority to the Directors of the Company, from the date of the above Annual General Meeting, to issue and allot shares in the Company up to and not exceeding in total 10% of the issued and paid-up share capital of the Company for the time being, for such purposes as they consider would be in the best interest of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next Annual General Meeting of the Company.

(3) Ordinary Resolution 10, if passed, will empower the Directors of the Company to purchase and/or hold the Company's shares of an aggregate amount of up to 10% of the issued and paid-up share capital of the Company for the time being ("Proposed Share Buy-Back Renewal") by utilising up to the total retained earnings and share premium of the Company based on its latest audited financial statements up to the date of the purchase. This authority will expire at the conclusion of the next Annual General Meeting of the Company or the expiry of the period within which the next Annual General Meeting is required by law to be held, unless revoked or varied by ordinary resolution of the members of the Company at a general meeting, whichever occurs first.

Further information on the Proposed Share Buy-Back Renewal is set out under Part A of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

(4) Ordinary Resolution 11, if passed, will enable the Securities Commission to consider the application by Genting Berhad ("Genting") for the proposed exemption under Practice Note 2.9.10 of the Malaysian Code on Take-Overs and Mergers, 1998 to Genting and the persons acting in concert with Genting from the obligation to undertake a mandatory take-over offer on the remaining voting shares in the Company not already owned by them as a result of the Company's share buy-back activities ("Proposed Exemption").

Further information on the Proposed Exemption is set out under Part A and Part B of the Document to Shareholders dated 30 May 2008 which is despatched together with the Company's 2007 Annual Report.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

Pursuant to Paragraph 8.28 (2) of the Listing Requirements of Bursa Malaysia Securities Berhad

- **Details of individuals who are standing for election as Directors.**

  No individual is seeking election as a Director at the forthcoming Twenty-Eighth Annual General Meeting of the Company.

END